MANAGEMENT FEE WAIVER AND EXPENSE LIMITATION AGREEMENT

This Management Fee Waiver and Expense Limitation Agreement (the “Agreement”) is made and entered into this 1st day of December, 2011 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Stock Appreciation Fund (the “Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.

Lord Abbett agrees for the time period set forth in paragraph 2 below to waive all or a portion of its management fee and, if necessary, bear directly or reimburse the Fund’s other expenses to the extent necessary so that total net annual operating expenses for each class, excluding 12b-1 fees, do not exceed an annual rate of 1.10%.

2.	This Agreement will be effective from December 1, 2011, through November 30, 2012. This Agreement may be terminated only by the Board of Trustees of the Fund upon written notice to Lord Abbett.

IN WITNESS WHEREOF, Lord Abbett and the Fund have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

LORD ABBETT STOCK APPRECIATION FUND

By:	/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary

LORD, ABBETT & CO. LLC

By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel